FORETHOUGHT LIFE INSURANCE COMPANY

Sarah M. Patterson
Vice President and Assistant General Counsel
Law Department
Direct Dial: (860) 325-1538
Fax: (800) 325-1539

April 6, 2015

Ms. Deborah D. Skeens

Senior Counsel

Securities and Exchange Commission

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:                             Forethought Life Insurance Company Separate Account A

File Nos. 333-182946, 333-191097, 333-193535, 333-201683; 811-22726

Dear Ms. Skeens:

Thank you for your comments on April 3, 2015 regarding our responses to your March 20th comments for the above-referenced file numbers. Below please find our response following your comments in bold, italics. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

The following two comments are in regard to our ForeRetirement III Variable Annuity, file number 333-201683:

Management of the Contract

1.              COMMENT:              In the Fixed Account section (p. 12), please revise the new sentence starting with “We may also prohibit…” for clarity.

RESPONSE:              Agreed.  We have revised the sentence to the following: “We will also prohibit allocations to the Fixed Account from transfers out of the Fixed Account as described below even in the event of interest rate declines.”

Death Benefits and Optional Withdrawal Benefits

2.              COMMENT:              In Legacy Lock III (p. 33), Daily +5 (p. 45) and Daily 7 (p. 51), in the “Are there restrictions on how you must invest?” section, please revise the language to clarify that contracts owners are required to allocate to the Fixed Account, not that they “may be” required.

RESPONSE:              Agreed.  We have revised the language in the third paragraph under “Are there restrictions on how you must invest?” to say “You are required to allocate a portion of your initial and subsequent Premium Payments to the Fixed Account.” (emphasis added)

The following comment is in regard to our entire suite of ForeRetirement variable annuities, file numbers 333-182946, 333-191097, 333-193535, and 333-201683:

All Optional Withdrawal Benefits

3.              COMMENT:              In the “What happens if you annuitize your Contract?” section of each living benefit rider, please clarify that Lifetime Payments may be continued under the Minimum Amount Rule and cross reference the section that discusses the same.

RESPONSE:              Agreed.  We added language in each lifetime withdrawal benefit rider under “What happens if you annuitize your Contract?” to clarify that in addition to the standard annuitization rules, “Should your Contract Value go below our Minimum Amount Rule then in effect, Lifetime Annual Payments will continue as described in this Section under “What effect do Partial Withdrawals or full Surrenders have on your benefits under the rider?”

Thank you for your comments. We hope the information provided above and in the attached courtesy copy of the marked registration statement are responsive.  Please let us know if you have any comments or questions.

Kind Regards,

/s/ Sarah M. Patterson
Sarah M. Patterson
Vice President and Assistant General Counsel